Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.             Name and Address of Company

DRAXIS Health Inc. (“DRAXIS”)

6870 Goreway Drive

2nd Floor, Mississauga, Ontario L4V 1P1

2.             Date of Material Change

The material change occurred on November 18, 2005.

3.             News Release

The Press release reporting the material change was issued on November 18, 2005 at 4:14 p.m. (ET) Mississauga, Ontario via the CNW News Wire Service (Canada) and the PR News Wire Service (U.S.A.).

4.             Summary of Material Change

DRAXIS has updated its expectations for financial results in the fourth quarter of 2005 and now expects that total consolidated revenues and basic earnings per share in the fourth quarter may not be materially better than the corresponding results in the third quarter of 2005.  Accordingly, year-end results for 2005 will reflect the impact of DRAXIS’ lower expectations for the fourth quarter.

5.             Full Description of Material Change

Reference is made to the press release attached hereto as Schedule “A”.

6.             Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.             Omitted Information

No information has been omitted on the basis that it is confidential information.

8.             Executive Officer

Ms. Alida Gualtieri, General Counsel and Secretary

DRAXIS Health Inc.

16751 Trans Canada Highway

Kirkland, Québec H9H 4J4

Tel.:  514 (630)-7060

9.             Date of Report

November 22, 2005

SCHEDULE “A” – PRESS RELEASE

For Immediate Release

November 18, 2005

DRAXIS Provides Update for Fourth Quarter

MISSISSAUGA, ONTARIO, NOVEMBER 18, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has updated its expectations for financial results in the fourth quarter of 2005 and now expects that total consolidated revenues and basic earnings per share for the fourth quarter may not be materially better than the corresponding results in the third quarter of 2005.  Accordingly, year-end results for 2005 will reflect the impact of these lower expectations for the fourth quarter.  Cash flows from operating activities are still expected to be at least US$10 million for 2005, before taking into account working capital requirements.

The gradual recovery of production to normal levels from the extended shutdown in the third quarter was largely completed by the end of October.  However, since the majority of production is for sterile products, the lengthy product testing and release procedures required for approval are expected to delay some shipments into early 2006. There have also been delays in the delivery of some component materials from outside suppliers and this has impacted the scheduled production plan. As a result, a portion of fourth quarter production is not expected to be released for shipment to customers until after December 31, 2005.  Performance in the radiopharmaceutical division is expected to be in line with prior expectations.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:      877-441-1984